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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 14D-9
                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 8)

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                               NEIGHBORCARE, INC.
                            (Name of Subject Company)

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                               NEIGHBORCARE, INC.
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $0.02 Per Share
                    (including the Associated Series B Junior
                 Participating Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                   64015Y-10-4
                      (CUSIP Number of Class of Securities)

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                              John F. Gaither, Esq.
              Senior Vice President, General Counsel and Secretary
                               NeighborCare, Inc.
                        601 East Pratt Street, 3rd Floor
                               Baltimore, MD 21202
                                 (410) 528-7404

 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
           Communications on Behalf of the Person(s) Filing Statement)

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                                 With copies to:

                                Mark Gordon, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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The purpose of this amendment is to amend and supplement Items 1, 3, 4, 5 and 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by NeighborCare, Inc., a Pennsylvania corporation, on June 14, 2004, as thereafter amended (the "Schedule 14D-9"), and to add an additional Exhibit and to revise the Exhibit Index accordingly.

ITEM 1.  SUBJECT COMPANY INFORMATION.

The last sentence of the second paragraph of Item 1 of the Schedule 14D-9 is hereby amended to read in its entirety as follows:

      As of June 23, 2004, there were 43,990,485 Shares outstanding, an additional 259,612 Shares reserved for issuance in connection with the Company's joint plan of reorganization confirmed by the Bankruptcy Court on September 20, 2001, and an additional 2,281,904 Shares issuable upon or otherwise deliverable in connection with the exercise of outstanding options.

ITEM 3.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The second paragraph of Item 3(a) of the Schedule 14D-9 is hereby amended to read in its entirety as follows:

      CASH CONSIDERATION PAYABLE PURSUANT TO THE OFFER. If the Company's directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other shareholders of the Company. As of June 23, 2004, the Company's directors and executive officers beneficially owned in the aggregate 5,407,877 Shares (including 155,618 restricted Shares but excluding options to purchase Shares), representing 12.29% of the outstanding Shares based on the number of Shares outstanding as of June 23, 2004. If the directors and executive officers were to tender all of their Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by the Offeror, the directors and officers would receive an aggregate of $157,567,770 in cash. As discussed below in Item 4(d), to the knowledge of the Company, none of the Company's executive officers, directors, affiliates or subsidiaries currently intends to tender Shares held of record or beneficially owned by such person for purchase pursuant to the Offer.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

Clause (iii) of Item 4(c) of the Schedule 14D-9 is hereby amended to read in its entirety as follows:

      The Board's understanding of and familiarity with NeighborCare's business, financial condition, results of operations, and current business strategy, as well as its future prospects as embodied in its business plan and disclosed in the analyst presentation filed as Exhibit (a)(6) to this Schedule, which management and the Board believe, for reasons described below, have not been fully reflected in NeighborCare's results of operations or share price.

The first two sentences of clause (v) of Item 4(c) of the Schedule 14D-9 are hereby amended to read in their entirety as follows:

      The fact that NeighborCare is in the early stages of executing its new business plan, which is designed to reduce costs and stimulate growth. The Board believes that NeighborCare is making initial progress on its plan, particularly in the area of cost reduction described in the analyst presentation filed as Exhibit (a)(6) to this Schedule. In addition, based on interactions with existing and potential customers, the Board believes that customers are responding favorably to these programs.


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ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

The second sentence of the first paragraph of Item 5 of the Schedule 14D-9 is hereby amended to read in its entirety as follows:

      The Company has agreed to pay to Goldman Sachs, for it services in connection with the Omnicare proposal, a fee of $11,000,000 payable over a nine-month period. However, if 50% or more of the Company's outstanding common stock is acquired, Goldman Sachs will receive a fee equal to (a) 0.75% of the aggregate transaction value, less (b) the amount of any fees previously paid by the Company to Goldman Sachs in connection with the Omnicare proposal. The Company has also agreed that, if it undertakes certain financing, disposition or acquisition transactions in connection with the matters for which Goldman Sachs is currently engaged by the Company, the Company will offer Goldman Sachs the opportunity to act as the Company's exclusive financial advisor or sole agent, on customary terms, in connection with those other transactions.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

The paragraph captioned "Forward-Looking Statements" is hereby amended by adding the following sentence at the end thereof:

      The Company notes that the "safe harbor" under the Private Securities Litigation Reform Act of 1995 from liability for "forward-looking" statements does not apply to statements made in connection with the Offer.




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                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

                               NEIGHBORCARE, INC.

                                    By:  /s/ John F. Gaither, Jr.
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                                         John F. Gaither, Jr.
                                         Senior Vice President,
                                         General Counsel and Secretary

                                    Dated:  September 3, 2004